FORM 6-K
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                        Report of Foreign Private Issuer

                        Pursuant to Rule 13a-16 or 15d-16
                     of the Securities Exchange Act of 1934




For the month of July 2004

Commission File Number 333-7182-01

                                   CEZ, a. s.

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                 (Translation of registrant's name into English)
                                c/o Duhova 2/1444
                                 140 53 Prague 4
                                 Czech Republic

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                    (Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

                      Form 20-F. X    Form 40-F
                                ---            ---

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):
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Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):
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Indicate by check mark whether by furnishing the information contained in this
Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                                Yes       No X
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If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-
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The following information was filed by CEZ, a. s. in Czech language with the
Prague Stock Exchange as required by its rules and regulations:


Energy corporation CEZ acquired the largest group of distribution companies in Bulgaria, as confirmed by Bulgarian partner today

The largest foreign investment in the history of the Czech Republic has become reality. No Czech firm has ever before invested an amount as high as EUR 281.5 million (that is almost nine billion crowns) abroad.

"This is a milestone of historical proportions in the development of the energy group CEZ and of the Czech energy branch as a whole. We are beginning to build a new era, the era of international involvement. This is the first step towards the goal of becoming the leader in the CEE market for electricity," commented the Chairman of the Board and Managing Director of CEZ, Martin Roman.

The acquired companies known as the "Western group" consist of three Bulgarian distribution companies:

power distribution company - Capital city EAD - registered capital BGN 1.928 million power distribution company - Sofia region EAD - registered capital BGN
2.149 million power distribution company - Pleven EAD - registered capital BGN
1.206 million

The total registered capital of the companies within this group represents a value of BGN 5.283 million, which is the equivalent of about 88.226 million crowns.

The Western group serves approximately 1.9 million customers. CEZ group previously had about 3.4 million customers.

The total annual volume of power supply delivered by this group represents approx. 7.6 TWh


Ladislav Kriz
press officer CEZ, a.s.

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                                   Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


                                                    CEZ, a. s.
Date:  July 15, 2004
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                                                    (Registrant)




                                              By: /s/ Libuse Latalova
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                                                      Libuse Latalova
                                               Head of Finance Administration